U-1/A

                                                                File No. 70-9671

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
           -----------------------------------------------------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM U-1
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

           -----------------------------------------------------------


PowerGen plc                                 LG&E Energy Corp.
PowerGen US Holdings Limited                 LG&E Capital Corp.
PowerGen US Investments                      LG&E Energy Marketing Inc.
   Limited                                   LG&E Power Inc.
Ergon US Investments Limited                 220 West Main Street
PowerGen Luxembourg SA                       P.O. Box 32030
PowerGen Luxembourg Holdings                 Louisville, Kentucky  40232
   SA
PowerGen Luxembourg                          Louisville Gas and Electric Company
   Investments SA                            220 West Main Street
PowerGen US Partnership                      P.O. Box 32010
PowerGen US Investments                      Louisville, Kentucky  40232
   Corp.
53 New Broad Street                          Kentucky Utilities Company
London EC2M 1SL                              One Quality Street
United Kingdom                               Lexington, KY  40507


                   (Name of company filing this statement and
                     address of principal executive offices)

           -----------------------------------------------------------

                                  PowerGen plc

                     (Name of top registered holding company
                     parent of each applicant or declarant)
           -----------------------------------------------------------


David Jackson                                     Joseph B. Frumkin
Company Secretary and General Counsel             Sullivan & Cromwell
PowerGen plc                                      125 Broad Street
53 New Broad Street                               New York, NY  10004
London EC2M 1JJ                                   Telephone:  212-558-4000
United Kingdom                                    Facsimile:  212-558-3588
Telephone:  011-44-171-826-2742
Facsimile:  011-44-171-826-2716



                                                  Steven J. Agresta
                                                  Richard T. Miller
                                                  Sara C. Weinberg
                                                  Swidler Berlin Shereff
                                                     Friedman, LLP
                                                  3000 K Street, NW, Suite 300
                                                  Washington, DC  20007-5116
                                                  Telephone:  202-424-7500
John R. McCall                                    Facsimile:  202-424-7643
Executive Vice President,
General Counsel and
   Secretary                                      Peter D. Clarke
LG&E Energy Corp.                                 Debra J. Schnebel
220 West Main Street                              Gardner, Carton & Douglas
Louisville, Kentucky  40232                       321 North Clark Street
Telephone: 502-627-3665                           Suite 3400
Facsimile: 502-627-4622                           Chicago, Illinois  60610
                                                  Telephone:  312-245-8685
                                                  Facsimile:  312-644-3381


                   (Names and addresses of agents for service)
           -----------------------------------------------------------
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     The Form U-1 filed on April 26, 2000 under file no. 70-9671 is hereby amended in the following respect only. Item 6, Exhibits and Financial Statements, is amended to include Exhibit F-2.2, which exhibit was inadvertently omitted from the initial Form U-1 filing due to technical difficulties.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

     A.   Exhibits

          F-2.2     Description of LG&E Energy Corp. non-utility
                    subsidiaries and basis for retention of
                    each.
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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application, File No. 070-09671, to be signed on their behalf by the undersigned thereunto duly authorized.

     The signature of the Applicants and of the persons on their behalf are restricted to the information contained in this Application which is pertinent to the Application of the respective companies.

Date: April 28, 2000



                                            /s/ David Jackson
                                                Secretary and General Counsel
                                                PowerGen plc


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application, File No. 070-09671, to be signed on their behalf by the undersigned thereunto duly authorized.

     The signature of the Applicants and of the persons on their behalf are restricted to the information contained in this Application which is pertinent to the Application of the respective companies.

Date: April 28, 2000


                                            /s/ John R. McCall
                                                Executive Vice President,
                                                General Counsel and Secretary
                                                LG&E Energy Corp.